CERTIFICATE OF AMENDMENT

                                  TO BYLAWS OF

                            COVOL TECHNOLOGIES, INC.


                  Pursuant to Unanimous Consent of the Board of Directors effective May 20, 1997, and the action of the stockholders at the annual meeting of the stockholders held June 25, 1997, Article 3, Section 1, of the Bylaws of Covol Technologies, Inc. is amended to read in its entirety, as follows:

                  Section 1. Number, Qualification, Election and Term. The number of directors of the Corporation shall be fixed from time to time, within the limits specified by the Certificate of Incorporation, by resolution of the Board of Directors; provided, however, no director's term shall be shortened by reason of a resolution reducing the number of directors. Directors need not be residents of the State of Delaware, stockholders of the Corporation or citizens of the United States. Unless provided otherwise by law, any director may be removed at any time, with or without cause, at a special meeting of the stockholders for that purpose. Members of the initial Board of
         Directors shall hold office until the first annual meeting of stockholders and until their successors shall have been elected and qualified. Following the first annual meeting of stockholders, the Board of Directors may be divided into three classes, Class I, Class II and Class III, each class to be as nearly equal in number as possible, the term of office of directors of the first class to expire at the first annual meeting of stockholders after their election, that of the second class to expire at the second annual meeting after their election, and that of the third class to expire at the third annual meeting after their election. At each annual meeting following such classification and division of the members of the Board of Directors, a number of directors equal to the number of directorships in the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting of stockholders of the Corporation. Irrespective of Article 3, Section 2, any director of any class elected to fill a vacancy resulting from an increase in such class hold office for a term that shall coincide with the remaining term of the class.

                  Each Director shall hold office for the class term for which he is elected and until his successor shall be elected and qualified. Notwithstanding anything herein to the contrary, any director may be

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         removed  from  office  at any time by the vote or  written  consent  of stockholders representing not less than two-thirds of the issued and outstanding stock entitled to vote.

                  The Board of directors shall have no less than five members and no more than nine members. Notwithstanding anything herein to the contrary, the size of the Board of Directors may not be increased without the vote or written consent of stockholder representing not less than two-thirds of the issued and outstanding stock entitled to vote.